April 27, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
Forms 10-QSB for the quarters ended January 31, 2005
File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your April 21, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. We have read your response to comment 1, and we still do understand your basis in GAAP for capitalizing these costs. Considering the uncertainty and lack of measurability of any economic benefits, please provide us with specific and relevant literature supporting your accounting treatment. It would appear that you are required to expense these costs immediately under SFAS 2, SOP 98-5 and paragraph 10 of SFAS 142.

2. Notwithstanding you response to comment 1 above, please explain the factors considered and how you evaluated this intangible asset for impairment. Please include your consideration of the following impairment indicators in your analysis:

a. Lack of operating history. We note that you recently commenced operations of modular structures in May 2003;

b. Recurring net loss from operations and net loss before income taxes;

c. Recurring negative operating cash flow from operations and your dependency on the issuance of notes payable, advances from related parties and issue of common stock in order to meet your cash flow requirements;

d. Increasing accumulated deficit.

3. We read your response to comment 2. Please tell us why you would record only $4,444 as additional interest expense for the year ended
April 30, 2004. For instance, we note on page F-20 that the maturity date was in November 2003 and was not extended until April 2004. In addition, tell us whether this changes your materiality conclusion.


*  *  *  *

	You may contact Josh Forgione, at (202) 824-5464, or me, at
(202) 824-5222, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
Accounting Branch Chief
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Global Diversified Industries, Inc.
April 27, 2005
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